SciPlay Corporation

6601 Bermuda Road

Las Vegas, NV 89119

April 30, 2019

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Folake Ayoola, Barbara C. Jacobs

Re:	SciPlay Corporation
Registration Statement on Form S-1 (Registration No. 333-230727)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-230727) (the “Registration Statement”) of SciPlay Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of [4:00 p.m.], Eastern Time, on May 2, 2019, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

The Company acknowledges the following:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

SciPlay Corporation

By:	/s/ Michael D. Cody
Name: Michael D. Cody
Title: Chief Financial Officer

cc:	Joshua J. Wilson, Chief Executive Officer, SciPlay Corporation
Barry L. Cottle, Executive Chairman of the Board of Directors, SciPlay Corporation
Marc D. Jaffe, Esq., Latham & Watkins LLP
Senet Bischoff, Esq., Latham & Watkins LLP
Adam Fleisher, Esq., Cleary Gottlieb Steen & Hamilton LLP